Delisting Determination,The Nasdaq Stock Market, LLC, February 18, 2011, Comamtech Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Comamtech Inc.
(the Company), effective at the opening of the trading session on February 28, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5100. The Company was notified of the Staffs determination on November 4, 2010. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issed a decision dated December 21, 2010, denying the Company continued listing and notifying the Company that trading in the Companys securities would be suspended on December 23, 2010.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on February 4, 2011.